Exhibit 12.1

Royal Caribbean Cruises Ltd.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005

Earnings
Income before cumulative effect of a change in accounting principle	$162,421	$573,722	$603,405	$633,922	$663,465
Income tax (benefit) expense	(5,053)	2,617	2,524	7,881	16,124
Loss (income) from equity investees	15,244	(4,042)	(7,837)	(4,417)	(6,661)
Fixed charges	352,957	392,596	394,503	327,263	310,442
Capitalized interest	(41,089)	(44,341)	(39,939)	(27,844)	(17,688)

Earnings	$484,480	$920,552	$952,656	$936,805	$965,682

Fixed Charges
Interest expense (1)	$341,101	$371,654	$373,723	$295,705	$287,438
Interest portion of rent expense(2)	11,856	20,942	20,780	31,558	23,004

Fixed charges	$352,957	$392,596	$394,503	$327,263	$310,442

Ratio of Earnings to Fixed Charges	1.4x	2.3x	2.4x	2.9x	3.1x

(1) Interest expense includes capitalized interest and amortization of deferred financing expenses.

(2) Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.